

April 30, 2026

Ben Hwang
Chief Executive Officer
Profusa, Inc.
626 Bancroft Way, Suite A
Berkeley, CA 94710

>   **Re: Profusa, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed April 28, 2026**
>   **File No. 333-295364**

Dear Ben Hwang:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Juan Grana at 202-551-6034 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Industrial Applications and Services

cc: Marc Rivera, Esq.